NEXT DYNAMICS INC.
Consolidated Financial Statements
December 31, 2021
(in United States dollars)

NEXT DYNAMICS INC.

Consolidated Financial Statements
December 31, 2021
(in United States dollars)

INDEX

8530 CHAMP D'EAU, SUITE 202
MONTRÉAL, QUÉBEC H1P 1Y3
Tel: 514-328-9711   Cell: 514-983-8499
Email: frlaposta@gmail.com

LA POSTA & ASSOCIATES

INDEPENDENT AUDITOR'S REPORT

To the shareholders of and the Board of Directors of
NEXT DYNAMICS INC.

Opinion
We have audited the consolidated financial statements of **NEXT DYNAMICS INC.** (hereafter "the Company") which comprise the consolidated statement of financial position as at December 31, 2021 and December 31, 2020, and the consolidated statement of operations and comprehensive loss, the consolidated statement of shareholders' deficiency and the consolidated statement of cash flows for the initial years then ended, and notes to consolidated statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2021 and December 31, 2020 , and its financial performance and its cash flows for the initial 2021 and December 31, 2020 then ended in accordance with accounting principles generally accepted in the United States of America (hereafter "U.S. GAAP").

Material uncertainty related to going concern

We draw attention to Note 2 to the consolidated financial statements, which indicate the existence of a material uncertainly that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements "section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of management and those charged with governance for the consolidated financial statements.

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. G.A.A.P., and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control;

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves faire presentation;

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charges with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Montreal, Quebec
February 06, 2022

LaPosta & Associates

CPA auditor, CA, public accountancy permit No. A106908

NEXT DYNAMICS INC.

Consolidated Balance Sheet
As at December 31, 2021
(in United States dollars)

	2021	(note 10) 2020
	$	$
Current Assets		
Cash	255,192	504,740
Prepaid expenses and other	6744	272,684
	261,936	777,424
Long Term Assets		
Equipment **(note 2)**	29,868	47,102
Operating lease - rights of use assets **(note 3**)	81,354	110,459
	111,222	157,561
TOTAL ASSETS	**373,158**	**934,985**
Current Liabilities		
Trade and other payable **(note 4)**	32,619	22,409
Current Portion - obligations rights of use assets	22,180	22,180
	54,799	44,589
Long Term Liabilities		
Obligations under rights of use assets **(note 6)**	59,903	88,279
Loan payable **(note 5)**	55,216	47,850
	169,918	180,718
Shareholders' Deficit		
Share Capital (note 7)		
Additional paid in capital	2,063,199	2,063,199
1,000,000,000 Authorized Common shares – Issued		
17,503,940 in 2021 and 2020	17,344	17,444
60,000 issued Preferred shares	60	60
Accumulated other comprehensive income	(49,825)	(54,932)
Accumulated deficit	(1,827,538)	(1,271,504
	203,240	754,267
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**373,158**	**934,985**

SEE ACCOMPANYING NOTES

APPROVED ON BEHALF OF THE BOARD

_____Director

_____Director

NEXT DYNAMICS INC.

Consolidated Statement of operations
As at December 31, 2021
(in United States dollars)

	2021	(note 10) 2020
	$	$
REVENUE	-	-
OPERATING EXPENSES		
Overhead costs	39,309	128,036
Research & development	39,458	-
Accounting & legal	80,126	98,492
Management	90,373	270,327
Consulting - Engineering	136,704	172,337
Advertising & promotions	34,065	109,595
Licenses	3,753	29,752
Courier & postage	2,299	1,128
Depreciation expense	49,035	4,806
Insurance	4,090	3,655
Bank charges	2,345	2,315
Office supplies	6,465	6,369
Rent	49,033	72,347
Telephone	1,587	4,434
Transportation	834	1,604
Travel	4,092	10,760
Utilities	-	34
Meals	3,883	28,551
	547,451	944,643
Loss from Operation	(547,451)	(944,643)
Other Income (Expense)		
Foreign exchange loss	(1,309)	(2,503)
Donation	-	(76)
Interest	(7,274)	(5,732)
	(8,583)	(8,311)
NET LOSS	**(556,034)**	**(952,954)**

SEE ACCOMPANYING NOTES

NEXT DYNAMICS INC.

Statement of Cash Flows
2021-01-01 TO 2021-12-31
(in United States dollars)

	2021 $	(note 10) 2020 $
Funds provided from (used in):		
Cash Flows from (used in) Operating activities		
Net loss	(556,034)	(952,954)
Depreciation expense	49,035	4,806
Prepaid expenses	265,940	(270,504)
Accounts payable	10,210	(31,238)
NET CASH PROVIDED FOR (USED IN) OPERATING ACTIVITIES	**(230,849)**	**(1,249,890)**
Cash Flows from (used in) Investing Activities		
Purchase of capital asset	(2,696)	(154,736)
NET CASH PROVIDED FROM (USED I) INVESTING ACTIVITIES	**(2,696)**	**(154,736)**
Cash Flows from (used in) Financing Activities		
Increase in loan payable	7,366	158,309
Additional paid in capital	-	1,526,829
Issuance of common shares	(100)	5,504
(Decrease) obligations under rights of use assets	(28,376)	-
NET CASH PROVIDED BY USED IN) FINANCING ACTIVITIES	(21,110)	1,690,642
Increase (Decrease) in Cash and Cash Equivalents	(254,655)	286,016
Effect of exchange rate changes on cash	5,107	(54,932)
Cash and Cash Equivalents at Beginning of Year	**504,740**	**273,655**
Cash and Cash Equivalents at End of Year	**255,192**	**504,740**

SEE ACCOMPANYING NOTES

NEXT DYNAMICS INC.

Consolidated Statement of changes in stockholders' deficit
For the Year Ended December 31, 2021
(in United States dollars)

(note 10)

	Preferred Shares	Common Shares	Shares Amount	Paid-In Capital	Accumulated other comprehensive income	Accumulated deficit	TOTAL DEFICIT
BALANCE, DECEMBER 31, 2020	60,000	17,503,940	17,504	2,063,199	(54,932)	(1,271,504)	754,267
Redemption of Common Shares	-	-	(100)	-		-	(100)
Accumulated other comprehensive income	-	-	-	-	5,107	-	5,107
Net loss for the year			-	-	-	(556,034)	(556,034)
BALANCE, DECEMBER 31, 2021	**60,000**	**17,503.940**	**17,404**	**2,063,199**	**(49,825)**	**(1,827,538)**	**203,240**
BALANCE, DECEMBER 31, 2019	**60,000**	**12,000,000**	**12,000**	**536,370**	-	**(318,550)**	**229,820**
Issuance of Common Shares	-	5,503,940	5,504	1,526,829		-	1,532,333
Accumulated other comprehensive income					(54,932)		(54,932)
Net Loss for the Year	-	-	-	-		(952,954)	(952,954)
BALANCE, DECEMBER 31, 2020	**60,000**	**17,503,940**	**17,504**	**2,063,199**	**(54,932)**	**(1,271,504)**	**754,267**

SEE ACCOMPANYING NOTES

NEXT DYNAMICS INC.

Notes to Financial Statements
For the Year Ended December 31, 2021
(in United States dollars)

1. **Organization and summary of significant accounting policies and going concern**

    <u>Organization</u>
    The Company and its wholly-owned subsidiaries Next Dynamics Canada Inc. (hereafter "the Group"), were incorporated under the laws of the State of Texas on September 3, 2003 and under the Canadian Business Corporations Act September 18, 2019 (R.S.C., 1985, c. C-44). The Group is engaged in research, development and licencing of patents and proprietary military defense technologies.

    <u>Basis of presentation and going concern</u>
    As reflected in the accompanying financial statements, the Company has a net loss in operations of $ 556,034 and $ 952,954, for the years ended December 31, 2021 and December 31, 2020 respectively. This factor raises substantial doubt about the Company's ability to continue as a going concern for a period of 12 months from the date these financial statements were available to be issued. The ability of the Company to continue as a going concern is dependent on the Company's ability to implement its business plan, raise capital and generate more revenues. Currently, management is seeking capital to implement its business plan. Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

    The Group's consolidated financial statements are prepared in accordance with U.S. GAAP and presented in U.S. dollars.

    <u>Principles of consolidation</u>
    The Group's financial statements consolidate those of the Company and its wholly-owned subsidiaries as at December 31, 2020. The subsidiaries have a reporting date of December 31.

    All transactions and balances between the consolidate companies are eliminated on consolidation, including unrealized gains and losses on transactions between the companies.

    <u>Risks and uncertainties for development stage company</u>
    The Company is considered to be in an early stage. Our activities since inception include devoting substantially all of the Company's efforts to business planning and development. Additionally, the Company has allocated a substantial portion of its time and investment to the completion of the Company's development activities to launch its marketing plan and generate revenues to raising capital. The Company has not generated revenue from operations and has not begun construction of any facilities. The Company's activities during this early stage are subject to significant risks and uncertainties.

NEXT DYNAMICS INC.

Notes to Financial Statements
For the Year Ended December 31, 2021
(in United States dollars)

1. **Organization and summary of significant accounting policies and going concern (continued)**

    Use of estimates

    The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of prepaid licence fee, estimate of a contingent loss, and the valuation of deferred tax assets.

    Fair value measurements and fair value of financial instruments

    The Company adopted Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company's financial position or operating results, but did not expand certain disclosures.

    ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

    These inputs are prioritized below:

    Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities
    Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
    Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

    The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's ("FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

    The estimated fair value of certain financial instruments, including accounts payable, accrued expenses and loans payable are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

NEXT DYNAMICS INC.

Notes to Financial Statements
For the Year Ended December 31, 2021
(in United States dollars)

1. **Organization and summary of significant accounting policies and going concern (continued)**

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. An estimated loss from a loss contingency such as a legal proceeding or claim is accrued by a charge to income if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. When legal costs that the entity expects to incur in defending itself in connection with a loss contingency accrual are expected to be material, the loss should factor in all costs and, if the legal costs are reasonably estimable, they should be accrued in accordance with ASC 450, regardless of whether a liability can be estimated for the contingency itself. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. Changes in these factors could materially impact the financial statements.

Income taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, "Accounting for Income Taxes" ("ASC 740-10"), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach require the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positons taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold is measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

NEXT DYNAMICS INC.

Notes to Financial Statements
For the Year Ended December 31, 2021
(in United States dollars)

1. **Organization and summary of significant accounting policies and going concern (continued)**

The Company has adopted ASC 740-10-25, "Definition of Settlement", which provides guidance on how an entity should determine whether a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Net loss per share of common stock

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period. At December 31, 2021 and December 31, 2020, the Company has 4,628,000 and 4,628,000 common securities outstanding and 60,000 preferred securities outstanding respectively.

Recent accounting pronouncements

In July 2017, the FASB issued ASU 2017-11 "Earnings Per Share" (Topic 260). The amendments in the update change the classification of certain equity-linked financial instruments (or embedded features) with down round features. The amendments also clarify existing disclosure requirements for equity-classified instruments. For freestanding equity-classified financial instruments, the amendments require entities that present earnings per share (E"EPS") in accordance with Topic 260. Earnings Per Share, to recognize the effect of the down round feature when it is triggered. That effect is treated as a divided and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features would be subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt – Debt with conversion and Other Options), including related EPS guidance (in Topic 260). For public business entities, the amendments in Part 1 of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of this guidance had no material impact on its accounting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the accounting for nonemployee share-based payment transactions by expanding the scope of the stock-based compensation guidance in ASC 718 to include share based payment transactions for acquiring goods and services for non-employees. ASU No. 2018-07 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted, but entities may not adopt prior to adopting the new revenue recognition guidance in ASC 606. The adoption of this guidance had no material impact on its accounting and disclosures.

NEXT DYNAMICS INC.

Notes to Financial Statements
For the Year Ended December 31, 2021
(in United States dollars)

1. **Organization and summary of significant accounting policies and going concern (continued)**

    In August 2018, the FASB issued ASU 2018-13, "Changes to Disclosure Requirements for Fair Value Measurements", which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies, and adds certain disclosure requirements, and is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is assessing ASU 2018-17 and does not expect it to have a material impact on its accounting and disclosures.
    Other accounting standards which were not effective until after December 31, 2019 are not expected to have a material impact on the Company's financial positon or results of operations.

    Equipment
    Equipment is accounted for at acquisition cost less accumulated depreciation. Depreciation is based on estimated useful life using the straight-line method and for the following period:

	Period
Furniture	3 years

    Useful lives of depreciable assets
    Management reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utility of the assets.

    Intangible assets
    Intangible assets not subject to depreciation must be tested for impairment annually and, more frequently, when events or changes in circumstances occur that indicate that their carrying amount may not be recoverable.

    Intangible assets with finite useful lives are depreciated over their estimated useful lives according to the straight-line method over five years. Included in this group is the platform.

    Testing of intangible assets not subject to depreciation for impairment only when events or changes in circumstances occur that indicate that their carrying amount may not be recoverable.

    The Company reviews its intangible assets not subject to depreciation annually and, more frequently, when events or changes in circumstances occur and its intangible assets with finite useful lives for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. The Company measures impairment by comparing the asset's estimated fair value to it's carrying amount. The estimated fair value of the platform is based on estimated future cash flows to be generated by the assets, discounted at a market rate of interest. The estimated fair value of the cryptocurrency is determined using reputable cryptocurrency exchange platforms designed to track the fair value prices of cryptocurrencies.

NEXT DYNAMICS INC.

Notes to Financial Statements
For the Year Ended December 31, 2021
(in United States dollars)

1. **Organization and summary of significant accounting policies and going concern (continued)**

Loans of cryptocurrency
Receivable
Loans of cryptocurrency receivable are accounted for at the fair value as at the date of the transaction. They are subsequently tested for impairment as are the cryptocurrency described in the intangible assets section.
Payable
Loans of cryptocurrency payable are accounted for at amortized cost.

Convertible instruments
U.S. GAAP requires companies to bifurcate conversion options and certain other features from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in consolidated income as they occur; and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional, as that term is described under applicable U.S. G.A.A.P.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible debentures for the intrinsic value of the conversion options embedded in the debt instruments based upon the differences between the fair value of the underlying common shares at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company has not recorded any beneficial conversion feature as at December 31, 2019 as the embedded conversion options in its notes payable do not meet the firm commitment criterion as described under applicable U.S. G.A.A.P.

Equity
Common shares and preferred shares represent the par value of the total number of shares issued by the Company. If shares are issued when warrants are exercised, the common shares account also comprises the compensation costs previously recorded as additional paid-in capital. If shares are issued upon the exercise of the conversion option related to the convertible instruments, the common shares account also comprises the equity component of the convertible instruments.

NEXT DYNAMICS INC.

Notes to Financial Statements
For the Year Ended December 31, 2021
(in United States dollars)

1. **Organization and summary of significant accounting policies and going concern (continued)**

Additional paid-in capital includes charges related to the fair value of warrants until such equity instruments are exercised, in which case the amounts are transferred to common shares. If convertible instruments are not exercised at the expiry of the convertible instruments, the equity component of the convertible instrument is transferred to additional paid-in capital.

Accumulated other consolidated comprehensive income comprises foreign currency translation difference arising from the translation of financial statements of the Company's foreign subsidiary in Canadian dollars to the US dollar presentation currency of the Group.

Deficit includes all current and prior losses.

Revenue recognition
The Group recognizes revenue, primarily from cryptocurrency platform setup, maintenance and transaction fees, when persuasive evidence of an arrangement exists, delivery to the customer has occurred, the price of the buyer is fixed or determinable and collection is reasonably assured.

Share-based compensation
The Company accounts for share-based compensation under ASC 718 Compensation – Stock Compensation, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in shares-based payment transactions. ASC 718-10 requires measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Incremental compensation costs arising from subsequent modifications of awards after the grant-date must be recognized. The Company treats share-based transactions with its non-employee directors as if they were employees.

The Company accounts for share-based compensation awards to non-employees in accordance with ASC 505-50 Equity-based Payments to Non-Employees. Under ASC 505-50, the Company determines the fair value of the warrants or share-based compensation awards granted as either whichever is more reliably measurable. Any warrants issued to no-employees are recorded in expense and additional paid-in capital in shareholder's deficiency over the applicable service periods using variable accounting through the vesting dates based on the fair value of the warrants at the end of each period.

NEXT DYNAMICS INC.

Notes to Financial Statements
For the Year Ended December 31, 2021
(in United States dollars)

2. **Equipment**

	COST	ADDITIONS/ DISPOSITIONS	ACCUMULATED DEPRECIATION	2021 NET BOOK VALUE	2020 NET BOOK VALUE
FURNITURE	55,449	-	25,581	29,868	47,102
	$ 55,449	$ -	$ 25,581	$ 29,868	$ 47,102

3. **Capital Lease rights of use assets**

	COST	ADDITIONS/ DISPOSITIONS	ACCUMULATED DEPRECIATION	2021 NET BOOK VALUE	2020 NET BOOK VALUE
FURNITURE	110,049	-	29,105	81,354	110,459
	$ 110,049	$ -	$ 29,105	$ 81,354	$ 110.459

4. **Trade and other payables**

	2021	2020
TRADE PAYABLES	32,619	22,409
	$ 22,409	$ 45,371

5. **Loan Payable**
   The loan payable is to the Director of the Company and bears interest at 2% monthly and is not currently due.

6. **Obligation Under Rights of Use Assets**
   Monthly interest and capital payments of $1,848 due in 2025.
   Capital Payments for the next 4 years
   2022 $22,180
   2023 $22,180
   2024 $22,180
   2025 $15,543
   Less: Current Portion (22,180)
                    59,903

NEXT DYNAMICS INC.

Notes to Financial Statements
For the Year Ended December 31, 2021
(in United States dollars)

7. **Share Capital**

   During the period ended December 31, 2021 and December 31, 2020, nil and 1,673,000 common shares were issued for a consideration of $nil and $1,532,333 in cash respectively.

8. **Concentrations**

   Concentration of credit risk

   The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $25,000. As of December 31, 2021 and 2020, the Company has not reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institution, The Company evaluated at least annually the rating of the financial institution in which it holds deposits.

9. **Income taxes**

   The Company has incurred aggregate net operating losses of approximately $1,827,538 and $1,271,504 for income tax purposes as of December 31, 2021 and December 31, 2020 respectively. The net operating loss carries forward for United States income taxes, which may be available to reduce future years' taxable income. Management believes that the realization of the benefits from these losses appears not more than likely due to the Company's limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance periodically and make adjustments as necessary.

   On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into law. The Act decreases the U.S. corporate federal income tax rate from a maximum of 35% to a flat 21% effective January 1, 2018. The Act also includes a number of other provisions including, among others, the elimination of net operating loss carry-backs and limitations on the use of future losses, the repeal of the Alternative Minimum Tax regime and the repeal of the domestic production activities deduction. These provisions are not expected to have a material effect on the Corporations.

   Given the significant complexity of the Act and anticipated additional implementation guidance from the Internal Revenue Service, further implications of the Act may be identified in future periods.

10. **Comparative Figures**

    Certain prior years figures have been reclassified to conform to current years presentation.